Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

Our ratio of earnings to fixed charges and our ratio of earnings to fixed charges and preferred share dividends for the periods indicated are set forth below. For purposes of calculating the ratios set forth below, earnings represent net income from continuing operations from our consolidated statements of operations, as adjusted for fixed charges; fixed charges represent interest expense and preferred share dividends represent income or loss allocated to preferred shares from our consolidated statements of operations.

The following table presents our ratio of earnings to fixed charges and our ratio of earnings to fixed charges and preferred share dividends for the three-month period ended March 31, 2014 and for the five years ended December 31, 2013 (dollars in thousands):

	For the Three Month Period Ended		For the Years Ended December 31
	March 31, 2014		2013		2012		2011		2010	2009
Net income (loss) from continuing operations	$(7,423)		$(285,364)		$(168,341)		$(38,457)		$110,590	$(440,141)
Add back fixed charges:
Interest expense	18,788		70,892		75,317		89,649		96,690	261,824

Earnings before fixed charges and preferred share dividends	11,365		(214,472)		(93,024)		51,192		207,280	(178,317)
Fixed charges and preferred share dividends:
Interest expense	18,788		70,892		75,317		89,649		96,690	261,824
Preferred share dividends	5,806		22,616		14,660		13,649		13,641	13,641

Total fixed charges and preferred share dividends	$24,594		$93,508		$89,977		$103,298		$110,331	$275,465

Ratio of earnings to fixed charges	—	(1)	—	(1)	—	(1)	—	(1)	2.1x	—	(1)
Ratio of earnings to fixed charges and preferred share dividends	—	(2)	—	(2)	—	(2)	—	(2)	1.9x	—	(2)

(1)	The dollar amount of the deficiency for the three-month period ended March 31, 2014 is $7.4 million and the dollar amount of the deficiency for the years ended December 31, 2013,2012, 2011 and 2009 is $285.4 million, $168.3 million, $38.5 million, and $440.1 million, respectively.
(2)	The dollar amount of the deficiency for the three-month period ended March 31, 2014 is $13.2 million and the dollar amount of the deficiency for the years ended December 31, 2013,2012, 2011 and 2009 is $308.0 million, $183.0 million, $52.1 million, and $453.8 million, respectively.